UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                                Mr. Thomas Kikis
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 30, 2004
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Thomas Kikis

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]

                                                             (b) [ ]
3)       SEC USE ONLY

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4)       SOURCE OF FUNDS             OO

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                                            |_|

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

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                           7)       SOLE VOTING POWER
NUMBER OF                                   668,293
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    0
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      668,293
WITH                       ----------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                            0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            668,293
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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                  |_|
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            8.61%
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14) TYPE OF REPORTING PERSON
                                                     IN

                  Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value .0001, (the "Common Stock") of Command Security Corp (the "Company"). The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

                  Item 2.  Identity and Background.

                  (a) - (c) This statement is being filed by Mr. Thomas Kikis, (the "Reporting Person"), an individual investor and member of GCM Security Partners, LLC ("GCM"), a Delaware limited liability company, whose principal place of business is located at c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019. Thomas Kikis is the President of Kikis Asset Management Corporation, a money market management company, and Arcadia Securities LLC, a NASD registered broker dealer, whose business addresses are 720 Fifth Avenue, New York, New York 10019.

                  (d) - (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


                  (f) The Reporting Person is a United States citizen.

                  Item 3.  Source and Amount of Funds or Other Consideration.

                  The shares of Common Stock and warrants relating to shares of Common Stock distributed to Mr. Kikis, other members of GCM, Atlantis Equities, Inc. and Galloway Capital were distributed by GCM pro rata in accordance with
(i) the members' capital contributions and (ii) with respect to those warrants distributed to Atlantis Equities, Inc. and Galloway Capital, an agreement among the members regarding fees for investment banking services performed by those entities relating to the acquisition by GCM of shares of Common Stock.

                  Item 4.  Purpose of Transaction.

                  GCM has distributed all its shares of Common Stock held by it and all warrants relating to shares of Common Stock to its members, Atlantis Equities, Inc. and Galloway Capital.

                  Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 668,293 shares of Common Stock, representing approximately 8.61% of the outstanding shares of Common Stock.

         (b) The Reporting Person has sole voting power over 668,293 shares of Common Stock and sole power to dispose of 668,293 shares of Common Stock, assuming exercise of warrants of the Company owned by the Reporting Person.

         (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

         (d) Not applicable.

         (e) Not applicable.

                  Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

                  None.

                  Item 7. Material to be Filed as Exhibits.

                  None.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 8, 2004





                                  /s/ Thomas Kikis
                                  -----------------------
                                  Thomas Kikis